Exhibit 99.133

  mCloud Technologies Corp.

MANAGEMENT’S DISCUSSION & ANALYSIS

August 13, 2020

This Management's Discussion and Analysis ("MD&A") of the financial condition and results of mCloud Technologies Corp. (the "Company", "our", "we", or "mCloud") is provided to assist our readers to assess our financial condition and our financial performance, including our liquidity and capital resources, for the three and six months ended June 30, 2020 compared with the three and six months ended June 30, 2019. The information in this MD&A is current as of August 13, 2020 and should be read in conjunction with the consolidated financial statements as at June 30, 2020 and December 31, 2019, and the 2019 Annual MD&A.

The Company’s unaudited condensed consolidated interim financial statements and notes thereto for the three and six months ended June 30, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), applicable to the preparation of interim financial statements as set out in International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), and are recorded in Canadian dollars unless otherwise indicated. Certain dollar amounts in this MD&A have been rounded to the nearest thousands of dollars. Our unaudited condensed consolidated interim financial statements and this MD&A for the period ended June 30, 2020 are filed with Canadian securities regulators and can be accessed through SEDAR at www.sedar.com and our Company Web site at www.mcloudcorp.com.

Certain comparative figures have been reclassified in order to conform with the financial presentation adopted in the current period. This MD&A is also presented in Canadian dollars, which is also the parent company’s functional currency. On December 13, 2019, the Company consolidated its issued and outstanding common shares on the basis of 1 new Common Share for every 10 Common Shares issued and outstanding at that time. All common shares and per share numbers in this MD&A have been retrospectively restated for the share consolidation.

Throughout this MD&A, management refers to Adjusted EBITDA, a non-IFRS financial measure. A description of this measure is discussed under the heading “Non-IFRS Financial Measures,” along with a reconciliation to the nearest IFRS financial measure.

Additional information relating to mCloud can be found on its web site. The Company’s continuous disclosure materials, including its annual and quarterly MD&A, audited annual and unaudited interim financial statements, its annual information form, information circulars, various news releases, and material change reports issued by the Company are also available on its web site and SEDAR.

This MD&A was prepared by Management of the Company and approved by its Board of Directors on August 12, 2020 and, unless otherwise stated, the Company has considered all information available to it through August 12, 2020 in preparing this MD&A.

mCloud	Management’s Discussion and Analysis	1

Contents

OVERVIEW, OVERALL PERFORMANCE AND OUTLOOK	3
HIGHLIGHTS OF OPERATIONS	8
EXPANSION TO INTERNATIONAL MARKETS	8
ADVANCES IN TECHNOLOGY DEVELOPMENT	9
MARKETING AND BUSINESS DEVELOPMENT	10
SEGMENTED GLOBAL SERVICES MARKET	10
TECHNOLOGY OVERVIEW	11
RESULTS OF OPERATIONS	14
SUMMARY OF QUARTERLY RESULTS	14
NON-IFRS FINANCIAL MEASURE: ADJUSTED EBITDA	15
NET LOSS AND ADJUSTED EBITDA - FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020	16
REVENUE	17
OPERATING EXPENSES	18
PROFESSIONAL AND CONSULTING FEES (OPERATING EXPENSE)	19
SHARE BASED COMPENSATION AND DEPRECIATION AND AMORTIZATION (OPERATING EXPENSE)	19
OTHER LOSS (INCOME)	20
CURRENT AND DEFERRED INCOME TAXES	21
RELATED PARTY TRANSACTIONS	22
CAPITAL RESOURCES, LIQUIDITY, AND FINANCIAL INSTRUMENTS	23
CAPITAL RESOURCES	23
SUMMARY OF STATEMENT OF CASH FLOWS	23
OPERATING ACTIVITIES	24
INVESTING ACTIVITIES	24
FINANCING ACTIVITIES	24
LIQUIDITY RISK	24
COMMITMENTS AND CONTINGENCIES	24
FAIR VALUES	25
RISK MANAGEMENT	25
CREDIT RISK	25
INTEREST RATE RISK	26
FOREIGN CURRENCY RISK	26
CONTROL MATTERS, POLICIES, AND CRITICAL ACCOUNTING ESTIMATES	26
DISCLOSURE CONTROLS AND PROCEDURES	26
REMEDIATION OF MATERIAL WEAKNESSES	26
CHANGES IN ACCOUNTING POLICIES	27
CRITICAL ACCOUNTING ESTIMATES	27
OUTSTANDING SHARE DATA	28
FORWARD LOOKING INFORMATION	29

mCloud	Management’s Discussion and Analysis	2

OVERVIEW, OVERALL PERFORMANCE AND OUTLOOK1

mCloud Technologies is headquartered in Vancouver, British Columbia with technology, operations centers, and satellite offices in cities across Canada, the United States, the United Kingdom, Bahrain, Poland, Slovakia, India and China. mCloud combines Artificial Intelligence ("AI"), Internet of Things ("IoT") sensors, and the cloud to address some of the world’s most challenging asset management problems.

Through mCloud’s proprietary AssetCare™ platform, the Company empowers asset managers, operators, and maintainers to take actions that drive the optimal operation and care of energy assets such as HVAC units, wind turbines, process assets including pumps, heat exchangers, compressors, and valves, and control system assets such as those found in industrial, commercial buildings, and power generation facilities around the globe.

AssetCare is delivered to customers through commercial multi-year subscription contracts and deployed to customers through a cloud-based interface accessible on desktops, mobile devices, and hands-free digital eyewear. The Company’s commercial engagements with customers provide “Results as a Service” driven by returning measurable results to the customers through their engagement with the Company. Customer engagements generally mirror the terms of traditional “Software as a Service” (or “SaaS”) contracts, and the Company employs similar revenue recognition policies.

mCloud is one of Canada’s fastest growing high-tech companies being chosen as TSXV Top 50 two years running, building on mission-critical technologies originally developed for aerospace, defense, and nuclear energy applications. The Company applies these technologies to enable businesses to be more:

Sustainable: using AI and analytics to curb energy waste in commercial buildings

Productive: deploying 3D digital twins and augmented/mixed reality to enable distributed teams to operate and maintain critical infrastructure without needing to be onsite

Resilient: leveraging remote connectivity to enable business continuity even under stressful economic conditions such as the ongoing COVID-19 pandemic and the global decline in oil prices

The Company possesses a deep portfolio of intellectual property including 15 patents and a global customer base in industries that include retail, healthcare, heavy industry, oil and gas, nuclear power generation, and renewable energy. Just a few of mCloud’s marquee customers are Bank of America, Starbucks, Duke Energy, Husky, Altagas, WellPoint Hospitals, SoftBank, TELUS, General Dynamics and Lockheed Martin.

The Company delivers solutions to customers via its AssetCare™ technology platform, focused on five key high-growth markets:

Connected Buildings: AI and analytics to automate and remotely manage commercial buildings, driving improvements in energy efficiency, occupant health and safety, food safety and inventory protection, and more revenue per square foot.

Connected Workers: Cloud software connected to third party hands-free head-mounted “smart glasses” combined with augmented reality capabilities to help workers in the field stay connected to experts remotely, facilitate repairs, and provide workers with an AI-powered “digital assistant.”

Connected Energy: Inspection of wind turbine blades using AI-powered computer vision and the deployment of analytics to maximize wind farm energy production yield and availability.

1 The “Overview, Overall Performance and Outlook” section above contains certain forward-looking statements. Please refer to “Cautions Regarding Forward-Looking Information” for a discussion of risks and uncertainties related to such statements

mCloud	Management’s Discussion and Analysis	3

Connected Industry: Process assets and control endpoint monitoring, equipment health, and asset inventory management capabilities driving lower cost of operation for field assets and access to high- precision 3D digital twins enabling remote Management of Change (“MOC”) operations across distributed teams.

Connected Health: Health Insurance Portability and Accountability Act (“HIPAA”) compliant remote health monitoring and connectivity to caregivers using mobile apps and wireless sensors enable 24/7 care without the need for in-person visits, including at elder care facilities, age-in-place situations, and medical clinics.

All of the target markets are powered by a common technology stack unique to mCloud, enabling the Company to rapidly create and scale solutions using IoT, AI, and cloud capabilities using real-time information contextualized to each asset, plus secure communications and 3D Digital Twin technologies as foundations of the solutions.

The technology that mCloud employs makes the Company a key player in Clean Tech and a leader in driving Environmental Social and Governance (“ESG”) initiatives. mCloud today operates in eight countries with an offering that is being actively offered in over 12 countries around the world, signifying mCloud as a true global player.

RECENT DEVELOPMENTS

During fiscal 2020, mCloud continued carrying out its strategic plan including numerous financings, acquisitions, and corporate initiatives for long-term growth and access to capital markets.

On January 27, 2020, the Company issued 3,332,875 special warrants (each, a “Special Warrant”) for gross proceeds of $13.332 million. Each Special Warrant is automatically exercisable into units of the Company (each, a “Unit”), for no additional consideration, on the earlier of: (i) the third business day following the date on which a final prospectus qualifying the distribution of the Units issuable upon exercise of the Special Warrants (the “Qualifying Prospectus”) is filed and deemed effective; and (ii) May 15, 2020, being 4 months and 1 day after the Closing Date (the “Automatic Exercise Date”). Each Special Warrant may be exercised voluntarily by the holder at any time on or after the Closing Date, but before the Automatic Exercise Date. Upon voluntary exercise or automatic exercise, each Special Warrant entitles the holder to one Unit, consisting of one common share of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder (“Warrant holder”) to acquire one Common Share at an exercise price of

$5.40 per Common Share (the “Exercise Price”) for a term of five years until January 14, 2025. The Company agreed that in the event that the Qualification Prospectus was not completed on or before 5:00 pm (EST) on March 14, 2020 (the "Qualification Deadline"), each unexercised Special Warrant will thereafter entitle the holder to receive, upon the exercise thereof, at no additional cost, 1.1 Units per Special Warrant (instead of one Unit) (the "Penalty Provision"). As the Qualification Prospectus was not completed prior to the Qualification Deadline, each holder of a Special Warrant is entitled to receive, without payment of additional consideration, 1.1 Units per Special Warrant (in lieu of 1 Unit per Special Warrant) upon exercise or automatic exercise of the Special Warrants. A receipt for the Qualifying Prospectus was obtained on April 29, 2020. Accordingly, on May 4, 2020, the unexercised Special Warrants were exercised and converted into 3,666,162 Units of the Company, consisting of 3,666,162 Common Shares and 1,833,081 Warrants.

On April 17, 2020 the Company filed its final short form base shelf prospectus (the “Prospectus”), allowing the Company to offer, from time to time, over a 25-month period, common shares, preferred shares, debt securities, subscription receipts, warrants and units with an aggregate value up to $200 million. The Company subsequently filed a prospectus supplement (the “Supplement”) on April 30, 2020. Upon filing of the Supplement, each Special Warrant, was automatically exercised to convert into 1.1 units of the Company (“Units”), with each Unit consisting of one common share of the Company and one-half of one common share purchase warrant, with each whole common share purchase warrant exercisable to acquire one common share of the Company at a price of $5.40 per common share until January 14, 2025.

mCloud	Management’s Discussion and Analysis	4

Effective January 24, 2020 the Company completed its acquisition of Construction Systems Associates, Inc., USA (“CSA”). CSA is a leading provider of 3D laser scanning solutions for energy facility management. The CSA acquisition enhances AssetCare through the creation of 3D Digital Twins, or digital replicas of energy assets and process facilities accessed through AssetCare. 3D Digital Twins enable industrial facility operators to substantially and remotely improve the health and efficiency of process assets.

On February 10, 2020, the Company announced that it had signed a contract, effective February 7, 2020, for a tuck-in acquisition of AI visual inspection technology from AirFusion. The acquisition completed May 15, 2020, following COVID-19 delays.

AirFusion’s AI-derived results from wind turbine blade images are the best the Company has seen, reducing processing times by over 90% without compromising high accuracy. The acquisition of the AirFusion technology gives mCloud a serious competitive edge over other wind blade inspection providers. From the synergies of the technologies alone, the Company expects to generate over $1.200 million in recurring AssetCare for wind turbines commencing 2020.

The AirFusion Newton Engine uses patent-pending AI to identify and classify damage from images of wind turbine blades and will be embedded into the Company’s AssetCare platform. The full purchase consideration from the acquisition of AirFusion’s assets is not material to the Company.

The CSA and AirFusion transactions were supplemented through new additions to the mCloud team, with a focus on creating new solutions that take advantage of the Company’s access to next-generation IoT, drone, and 3D technologies to deliver new forms of customer value.

On February 10, 2020, the Company signed an Expression of Interest to acquire Australia-founded Building IQ (“BiQ”).

On March 22, 2020, the Company announced its decision to evaluate alternatives with BiQ resulting from material misrepresentations found during due diligence. The Company has filed a claim under Delaware law to recover a secured $0.500 million loan already provided to BiQ as well as a Break-Fee of $0.500 million. The claim is currently delayed in the Delaware law courts due to COVID-19.

On May 19, 2020, the Company announced a partnership agreement with SecureAire LLC (“SecureAire”) to offer a connected indoor air quality solution for commercial buildings. AssetCare improves the health and safety of building occupants using AI to enhance airflow through the adaptive control of building HVAC systems. SecureAire provides an active air purification system that takes advantage of this airflow to capture and inactivate airborne contaminants and viruses.

On June 24, 2020, the Company announced a partnership with nybl, a technology company developing optimization solutions for the oil and gas industry, for which consideration was paid. The arrangement provided mCloud with the exclusive licensing rights to nybl’s lift.ai™ technology in North America where nybl’s technology would be integrated into AssetCare for Connected Industry. Also included in the partnership was cooperation with nybl to deliver joint solutions to connect and optimize an initial 2,000 oil wells in Kuwait and North America.

On June 25, 2020, the Company announced its signing of a definitive agreement to acquire kanepi Group Pty Ltd. (“kanepi”), an information, visualization, and analytics software technology company headquartered in Perth, Australia, with a development center in Singapore. The Company agreed to pay $12.000m AUD for the acquisition, comprising of $5.000 million AUD cash and $7.000 million AUD in mCloud share capital. The acquisition of kanepi, which will be made through a newly incorporated subsidiary of mCloud, will supplement mCloud’s customer base and accelerate the expansion of AssetCare™ to new asset classes. kanepi’s footprint in the southern hemisphere is expected to bolster mCloud’s presence in a variety of process industries including upstream and midstream oil and gas, offshore Floating Production Storage and Offloading (FPSOs), Liquefied Natural Gas (LNG), and mining facilities.

mCloud	Management’s Discussion and Analysis	5

kanepi provides advanced visual analytics solutions designed to deliver an immediate and positive impact on the industrial operations of asset intensive industries. Founders and Managing Directors Tim Haywood and Shane Attwell have led kanepi since its inception in 2014. Both have extensive experience in successfully creating and deploying software technology with prior endeavors at ISS Group, Apache, and Honeywell.

The core technologies from kanepi are ready to be integrated into mCloud’s AssetCare™ cloud platform. Working prototypes have been well received by mCloud customers in North America. The kanepi technology is applicable to all AssetCare™ offerings, including the Company’s Connected Worker solution on RealWear headsets. The integration of kanepi's technology is expected to grow mCloud’s ability to potentially connect tens of thousands of workers in Australia, Africa, and Southeast Asia.

As at the date of this MDA, the Company is awaiting final approval from the Australian government, who has implemented new universal guidelines it must follow in regard the acquisition of any Australian company by a foreign national. The Company expects the acquisition to close in Q3 of 2020.

On July 6, 2020, the Company announced the closing of its Public Offering and Exercise of Underwriters’ Over-allotment option of 3,150,686 units of the Company (the "Units"), which includes the exercise in full of the over-allotment option, at a price of $3.65 per Unit, for aggregate gross proceeds to the Company of

$11.500 million (the "Offering"). The syndicate of underwriters for the Offering was co-led by Raymond James Ltd. and Eight Capital, and included Gravitas Securities Inc. and Paradigm Capital Inc. Each Unit is comprised of one common share (a "Common Share") and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a "Warrant"). Each Warrant is exercisable to acquire one common share of the Company (a "Warrant Share") until July 6, 2022 at an exercise price of $4.75 per Warrant Share, subject to adjustment in certain events.

On July 16, 2020, the Company announced that it has closed its previously announced $4.000 million non- brokered unit offering (the "Offering") on amended terms. The Company issued an aggregate of 1,095,890 units of the Company (each, a "Unit") at a revised price of $3.65 per Unit, with each Unit consisting of one common share of the Company (each, a "Common Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"), with each Warrant being exercisable to acquire one common share of the Company (a "Warrant Share") at an exercise price of $4.75 per Warrant Share for a term of five years following the closing of the Offering.

In conjunction with the July 16, 2020 press release noted above, the Company filed a Material Change Report including a pro-forma balance sheet as of July 16, 2020 to satisfy certain NASDAQ listing requirements, after closing the two aforementioned financings.

ASSETS	July 16, 2020 Proforma	December 31, 2019 Audited
Current assets
Cash and cash equivalents	$11,677,354	$529,190
Trade and other receivables	8,636,247	6,562,069
Contract asset	294,016	—
Inventory	—	98,606
Prepaid expenses and deposits	1,321,524	740,406
Current portion of long-term receivables	501,416	2,907,806
Due from related party	32,464	—
Total current assets	$22,463,021	$10,838,077
Non-current assets
Long term portion of prepaid expenses and deposits	70,620	86,913

mCloud	Management’s Discussion and Analysis	6

Long term portion of contract asset	542,951	—
Long-term receivables	1,253,472	1,586,429
Right-of-use assets	3,592,680	4,206,808
Property and equipment	622,535	710,552
Intangible assets	29,266,510	23,671,089
Goodwill	$18,758,975	$18,758,975
Total non-current assets	$54,107,743	$49,020,766
Total assets	$76,570,764	$59,858,843
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	$52,278	$1,471,805
Trade payables and accrued liabilities	9,781,994	8,837,367
Deferred revenue	2,241,111	1,138,281
Due to related party	828,424	799,038
Current portion of loans and borrowings	2,818,598	3,004,717
Warrant liabilities	745,278	725,086
Current portion of lease liabilities	115,032	720,457
Business acquisition payable	2,814,869	1,043,314
Total current liabilities	$19,397,584	$17,740,065
Non-current liabilities
Convertible debentures	$18,444,730	$17,535,946
Lease liabilities	4,095,939	3,641,627
Loans and borrowings	10,500,765	10,968,338
Deferred income tax liability	4,599,021	3,854,614
Total liabilities	$57,038,039	$53,740,590
Shareholders’ equity
Share capital	$78,649,539	$45,368,745
Contributed surplus	7,956,348	8,093,119
Accumulative other comprehensive income (loss)	(233,621)	363,250
Deficit	(68,565,989)	(49,631,099)
Total shareholders’ equity	$17,806,277	$4,194,015
Non-controlling interest	1,726,448	1,924,238
Total liabilities and shareholders’ equity	$76,570,764	$59,858,843

On March 11, 2020, the World Health Organization declared the spread of COVID-19 a global pandemic. There have been actions taken globally to contain the coronavirus as it began to impact businesses in the first quarter of 2020. This included business activities being interrupted as well as triggering significant volatility in the financial markets. Despite the far-reaching implications of this pandemic, our business continued to operate as usual; being a highly global organization, our work-force was already accustomed to working remotely and using technology to connect, collaborate and create outcomes. For those staff who were not already accustomed to working remotely, the organization was capable of quickly pivoting and ensuring that each individual was able to continue their regular working patterns and outcomes from the safety of their home offices.

mCloud	Management’s Discussion and Analysis	7

The Company continues to assess the economic impacts of the novel coronavirus (“COVID-19”) pandemic on its future operations, including the liquidity forecast and valuation of the Company’s intangible and goodwill assets related to recent acquisitions. As at June 30, 2020, management has determined that the value of the Company’s assets are not materially impacted. In making this judgment, management has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions and potential disruptions in commodity prices and capital markets.

The Company has a strong history of successful financing since its inception. During the first seven months of 2020 the Company has made significant strides towards an uplist from the TSX Venture exchange to the TSX and a dual listing on the NASDAQ. Investor and analyst support remain strong, with Analyst coverage showing that the Company is outperforming its competitors and peer group. With the introduction of AssetCare 2.0 and the connected worker and “Back to Work” technology offerings, mCloud is well poised to be a key player in helping companies around the globe, resume regular operations, with employee and stakeholder health and safety at the forefront.

The Company is monitoring developments and has taken appropriate actions in order to mitigate the risk, consider exiting laws, regulations, orders, and disruptions.

mCloud’s revenues for the three and six months ended June 30, 2020 were $5.010 million and $11.568 million, respectively (three and six months ended June 30, 2019 - $2.048 million and $2.376 million, respectively) and the net loss for the same period was $(9.353) million and $(17.231) million, respectively (three and six months ended June 30, 2019 - net loss of $(2.856) million and $(5.189) million, respectively). Adjusted EBITDA2 for the three and six months ended June 30, 2020 is calculated as $(2.784) million and $(4.303) million (three and six months ended June 30, 2019 - Adjusted EBITDA of

$(0.796) million and $(1.735) million).

2.	Refer to “Non-IFRS Financial Measure” definition, as defined in section “Results of Operations” (page 15)

HIGHLIGHTS OF OPERATIONS

During 2019 and to date, management has been and continues to be deliberate at organically scaling mCloud’s business by leveraging the acquisitions it made in 2018 (NGRAIN Canada Corporation), 2019 (Agnity and Autopro) and 2020 (CSA and AirFusion).

Two major areas of focus for management were the integration of all acquired technologies and talent into AssetCare, creating a single unified customer offering, and taking AssetCare to new customers and new markets across three industry verticals: commercial buildings, renewable energy, and process industries. Management identified the following activities discussed below as the primary drivers for the Company’s performance during the three and six months ended June 30, 2020, which it expects will create robust growth velocity in the second half of 2020.

Expansion to International Markets

mCloud continues to make significant strides towards its ongoing expansion to International Markets. Key to this strategic initiative is the creation of a foothold and sales presence in the southern hemisphere. The announcement of the Company’s intention to acquire kanepi, an information and visualization tech leader, will bring additional major oil and gas, offshore FSPO, LNG and mining facilities. The advanced visualization analytics solutions offered by kanepi offer an immediate and positive impact on the industrial operations of asset intensive assets. The core technologies from kanepi are ready to be integrated to mCloud’s AssetCare cloud platform, applicable to all AssetCare offerings including Connected Worker solution and RealWear headsets.

mCloud	Management’s Discussion and Analysis	8

Advances in Technology Development

2020 marks a pivotal year in mCloud’s history as its Development team continues to make significant advances in technology development and the launch of new capabilities creating new revenue opportunities through AssetCare which began in 2019. The previous launched technology offerings via the AssetCare platform, including 3D Digital Twins, Connected Worker, and Connected Industry solutions, are amplified with our internal technology development, together with the synergies of new technologies acquired in 2020 (CSA, AirFusion and soon to be kanepi).

Q1 2020 brought COVID-19, to the global stage. COVID-19 had an alarming impact on economies across the globe. In response to the threats presented by COVID-19, many companies were forced to examine how they could better protect their workforce and consumers by ensuring healthy indoor air quality, as many cities began re-entry programs. mCloud was quick to pivot its AssetCare offering and began combining the AI- powered HVAC and indoor air quality capabilities of the Company’s AssetCare™ platform with air purification technology based on active particle control through a partnership with SecureAire LLC (“SecureAire”). SecureAire LLC has undergone significant testing at health care provider facilities such as UC Davis, St Mary’s Heath Care for Children and reviews from the American Journal for Infectious Controls.

mCloud and SecureAire joined forces to expand their respective building footprints in commercial facility management. Through the Company’s AssetCare platform, mCloud offers a complete automated solution enabling restaurants, retail, long-term care, and commercial facility operators to use AI to continuously drive indoor air quality that meets or exceeds commercial building standards established by the American Society of Heating, Refrigerating, and Air Conditioning Engineers (“ASHRAE”).

The combined offering deploys mCloud’s AssetCare through commercial IoT thermostats with humidity and air quality sensors to adaptively ventilate and manage building airflow based on how a building is being used. SecureAire provides an air filtration system used today in more than 60 hospitals, based on semiconductor clean room technology that takes advantage of this managed airflow to drive airborne contaminants to an electrostatic field that supplies the necessary voltage to oxidize and kill dangerous pathogens and viruses such as COVID-19.

Through the use of analytics, mCloud and SecureAire can also provide facility managers with the ability to Measure and Verify (“M&V”) the air quality of their spaces in real-time, a measure that is becoming increasingly important as companies around the globe seek to keep their workforce and customers safe and secure.

As at June 30, 2020, the Company had a total of 51,347 connected assets, compared with 48,672 connected assets at the end of the first quarter of 2020 (December 31, 2019 - 41,088). This represents approximately 5% quarter-over-quarter growth and an 83% increase in total connected assets from the same period last year. Most of this growth occurred in March at facilities that already had the requisite IoT hardware to allow the Company to remotely connect without any COVID-19 restrictions. A substantial proportion of additional connected assets came from oil and gas, reflecting the increased demand for the AssetCare at process facilities needing to remotely operate and maintain critical assets in response to government workplace restrictions.

Over 1,000 oil and gas assets under multi-year recurring revenue contracts form a portion of the total new connected assets in the period. Given the standstill of legacy technical project services due to government workplace restrictions since March, the mCloud team was successful in putting AssetCare’s remote connectivity into action continuing to work with customers at every opportunity possible. The mobile Connected-Worker digital smart glasses were being used by mCloud teams to remotely guide customers through the process of digitally scanning their facilities. Our 3D Digital Twin capabilities allow teams to collaborate over the cloud and eliminate onsite visits for operations and maintenance, key to success in a season impacted by the social distancing restrictions of COVID-19.

mCloud	Management’s Discussion and Analysis	9

Marketing and Business Development

New marketing and business development initiatives to create awareness and generate demand for AssetCare have been a significant focus of Management and our Marketing and Business Development teams. The implementation of marketing programs which began in 2019, continue to be a strategic marketing focus in 2020. The unexpected COVID-19 global pandemic has made customer outreach even more critical to our success. With an emphasis on advanced technology and early technology adoption, the mCloud team has been able to quickly pivot during this time and customer engagement has grown significantly.

Consistent with the Company’s philosophy around the application of AI and analytics, marketing and business developments are highly targeted, routinely employing rigorous test-and-target and multivariate methods to drive maximum reach, conversion, and optimize cost per acquired customer. These enable the Company to generate new business leads and opportunities at lower cost than through traditional 11marketing techniques alone, in some cases reducing the cost to acquire new leads by approximately 44%.

Segmented Global Serviceable Market

The table below represents market estimates for North America and Europe based on compiled third- party data.

Source (US): https://www.statista.com/statistics/244616/number-of-qsr-fsr-chain-independent-restaurants-in-the-us/
Source (CA): https://www.statista.com/statistics/572702/number-of-fast-food-restaurants-in-canada/

Source (UK): https://www.statista.com/statistics/712002/fast-food-outlets-united-kingdom-uk-by-type/
Source (CN): https://www.ibisworld.com/china/market-research-reports/fast-food-restaurants-industry/
Source (US): https://www.statista.com/statistics/208059/total-shopping-centers-in-the-us/

Source (CA): https://www.thestar.com/business/2017/05/06/how-neighbourhood-malls-are-struggling-to-survive.html
Source (UK): https://www.statista.com/statistics/912126/shopping-center-numbers-by-country-europe/

Source (DE): https://www.statista.com/statistics/523100/number-of-shopping-centers-in-germany/

Source (IT): https://www.duffandphelps.com/-/media/assets/pdfs/publications/real-estate-advisory-group/real-estate-market- study-on-retail-sector-may-2019.ashx

Source (CN): https://www.chinadaily.com.cn/a/201901/11/WS5c380388a3106c65c34e3e65.html

Source (SG): https://sbr.com.sg/commercial-property/commentary/are-there-too-many-malls-in-singapore
Source (AUS): https://www.scca.org.au/industry-information/key-facts/

Source (US): https://www.cdc.gov/nchs/fastats/residential-care-communities.htm

Source (SG): https://www.moh.gov.sg/resources-statistics/singapore-health-facts/health-facilities

mCloud	Management’s Discussion and Analysis	10

Source (AUS): https://www.gen-agedcaredata.gov.au/Topics/Services-and-places-in-aged-care

Source (SA): https://www.sidf.gov.sa/en/IndustryinSaudiArabia/Pages/IndustrialDevelopmentinSaudiArabia.aspx Source (SA): https://www.saudiaramco.com/-/media/publications/corporate-reports/2015-ff-saudiaramco-english.pdf Source (SG): Petronas Annual Report 2018: https://www.petronas.com/

Source (Global): Irena and the American Wind Association (AWEA) Source (Global): World Economic Forum and Parker Bay

Source (Canada and EU): Confederation of EU Paper Industry; Natural Resource Canada; Bureau of Labor Statistics

mCloud has conducted extensive research to size the markets and opportunities it can access through its AssetCare platform. The Company estimates it has the capability of serving over 7.3 million commercial buildings and 34,000 industrial sites in 20 different locales throughout North America and Europe alone, with each building or site representing multiple potential connectable assets, workers, or 3D digital twins (see above figure for an overview).

Serviceable commercial buildings include restaurants, mid-size retail (including sites for retail finance such as bank branches), and long-term care facilities. In these buildings, mCloud connects to assets such as HVAC, lighting, and refrigeration units. Connectable workers include people involved in the day-to-day operation or maintenance of these commercial buildings, including mechanical service workers and facility managers.

Industrial sites include oil and gas (“O&G”), liquefied natural gas (“LNG”), and floating production storage and offloading (“FPSO”) facilities, as well as wind farms, mining processing plants, and pulp and paper facilities. In these locations, connectable assets include process control systems, heat exchangers, pumps, and gas compressors. Connectable workers include field operators, maintainers, engineers, asset managers, and plant managers. The Company’s experience in delivering digital 3D models from entire multi-billion dollar assets the size of a FPSO vessel down to asset subcomponents such as wind turbine blades creates large obtainable market opportunities.

Based on the average monthly fee currently generated per connection or 3D digital twin, the Company estimates the current obtainable market opportunity to be approximately $24 billion in recurring revenue per annum including all of the potential targeted assets, workers, and 3D digital twins that mCloud can currently address.

TECHNOLOGY OVERVIEW

Intellectual Property:

The Company retains a portfolio of 15 software patents in the areas of HVAC energy efficiency, 3D, and asset management, and a portfolio of 12 registered trademarks, including marks related to mCloud and AssetCare:

mCloud	Management’s Discussion and Analysis	11

Patent	Patent	Jurisdiction	Date	Status	Registered
Apparatus and method for detecting faults and providing diagnostics in vapor compression cycle equipment	6,658,373	US Patent	12/2/2003	Live	Field Diagnostic Services, Inc.
Estimating operating parameters of vapor compression cycle equipment	6,701,725	US Patent	3/9/2004	Live	Field Diagnostic Services, Inc.
Estimating evaporator airflow in vapor compression cycle cooling equipment	6,973,793	US Patent	12/13/2005	Live	Field Diagnostic Services, Inc.
Apparatus and method for detecting faults and providing diagnostics in vapor compression cycle equipment	7,079,967	US Patent	7/18/2006	Live	Field Diagnostic Services, Inc.
Method for Determining Evaporator Airflow Verification	8,024,938	US Patent	9/27/2011	Live	Field Diagnostic Services, Inc.
Method and Apparatus for Transforming Polygon Data to Voxel Data for General Purpose Applications	6,867,774	US Patent	3/15/2005	Live	NGRAIN (Canada) Corporation
Method and System for Rendering Voxel Data while Addressing Multiple Voxel Set Interpenetration	7,218,323	US Patent	5/15/2007	Live	NGRAIN (Canada) Corporation
Method and Apparatus for Transforming Point Cloud Data to Volumetric Data	7,317,456	US Patent	1/8/2008	Live	NGRAIN (Canada) Corporation
Method, System and Data Structure for Progressive Loading and Processing of a 3D Dataset	7,965,290	US Patent	6/21/2011	Live	NGRAIN (Canada) Corporation
Method and System for Calculating Visually Improved Edge Voxel Normals when Converting Polygon Data to Voxel Data	8,217,939	US Patent	7/16/2012	Live	NGRAIN (Canada) Corporation
System and Method for Optimal Geometry Configuration Based on Parts Exclusion	9,159,170	US Patent	10/13/2015	Live	NGRAIN (Canada) Corporation
Method and System for Emulating Kinematics	9,342,913	US Patent	5/17/2016	Live	NGRAIN (Canada) Corporation
System, Computer-Readable Medium and Method for 3D Differencing of 3D Voxel Models	9,600,929	US Patent	3/21/2017	Live	NGRAIN (Canada) Corporation
System, Method and Computer-Readable Medium for Organizing and Rendering 3D Voxel Models in a Tree Structure	9,754,405	US Patent	9/10/2015	Live	NGRAIN (Canada) Corporation
Portable Apparatus and Method for Decision Support	10,346,725.00	US Patent	7/9/2019	Live	AirFusion, Inc.

mCloud	Management’s Discussion and Analysis	12

Trademark	App. Serial No. / Reg. No.	Date Issued / Date Filed	Status	Registered Owner
ACRx	75281276/ 2492872	9/25/2001	Live	Field Diagnostic Services, Inc.
VIRTUAL MECHANIC	75281278/ 2347749	5/2/2000	Live	Field Diagnostic Services, Inc.
MCLOUD CORP (standard mark)	87327278/ 5333557	14/11/2017	Live	mCloud Corp.
mCloud Corp (design mark)	87327435/ 5333558	14/11/2017	Live	mCloud Corp.
Asset Circle of Care (standard mark)	87327483/ 5333559	14/11/2017	Live	mCloud Corp.
AssetCare (standard mark)	87327512/ 5333560	11/14/2017	Live	mCloud Corp.
3KO	77398780/ 3796217	11/11/2008	Live	NGRAIN (Canada) Corporation
NGRAIN (design mark)	77912373/ 3840652	6/15/2010	Live	NGRAIN (Canada) Corporation
NGRAIN (design mark)	009245101 (EU)	12/27/2010	Live	NGRAIN (Canada) Corporation
PRODUCER	009327412 (EU)	2/3/2011	Live	NGRAIN (Canada) Corporation
NGRAIN (standard mark)	78199527/ 2881383	9/7/2004	Live	NGRAIN (Canada) Corporation
mCloud Connect (standard mark)	5756945	5/21/2019	Live	mCloud Corp.

The Company further protects its proprietary source code and algorithms as trade secrets, limiting access to these to those employees who have a need to know such information.

mCloud	Management’s Discussion and Analysis	13

SELECTED ANNUAL INFORMATION

The information in the tables below has been derived from the Company’s unaudited interim condensed consolidated financial statements (excluding EBITDA). Accordingly, the information below is not necessarily indicative of results for any future quarter.

RESULTS OF OPERATIONS

Summary of Quarterly Results

In millions, unless otherwise stated

For the quarter ended:	June 30, 2020	Mar 31, 2020 (adjusted) ***	Dec 31, 2019	Sept 30, 2019	June 30, 2019 (restated)*	Mar 31, 2019 (restated)*	Dec 31, 2018	Sept 30, 2018
Total Revenue	$ 5.010	$ 6.558	$ 10.009	$ 5.955	$ 2.048	$ 0.328	$ 0.440	$ 0.498
Loss from Continuing operations attributable to Parent company	$ 9.707	$ 8.021	$ 7.390	$ 18.115	$ 2.817	$ 2.332	$ 2.942	$ 3.409
Basic and diluted loss per share (in dollars) **	$ 0.51	$ 0.42	$ 0.44	$ 1.25	$ 0.31	$ 0.25	$ 0.44	$ 0.44
Loss attributable to Parent company	$ 9.707	$ 8.021	$ 7.390	$ 18.115	$ 2.817	$ 2.332	$ 2.942	$ 3.409
Basic and diluted loss per share (in dollars) **	$ 0.51	$ 0.42	$ 0.44	$ 1.25	$ 0.31	$ 0.25	$ 0.44	$ 0.44

*For the periods ended June 30, 2019 and March 31, 2019, the Company identified certain required adjustments to the amounts reflected in prior financial statement filings. As a result of these adjustments, the total revenue previously presented has been adjusted from $3.004 million (June 30, 2019). There was no change in the previously filed revenue for the three months ended March 31, 2019.

The total loss from continuing operations and loss attributable to parent Company previously presented has been adjusted from $1.437 million (June 30, 2019) and $2.781 million (March 31, 2019) as previously presented, respectively. Throughout the balance of this MD&A where applicable the numbers presented are the restated numbers.

** The basic and diluted loss per share figures for each quarter have been adjusted to reflect the restated quarterly results and share consolidation completed on December 13, 2019 on a retrospective basis.

*** The results for the period ended March 31, 2020 have been updated from what was previously reported for adjustments to the CSA purchase price allocation as a result of measurement period differences, as well as certain immaterial other adjustments, as required by IFRS. There was no change in revenue as previously reported, however, total loss from continuing operations and loss attributable to parent Company has been adjusted from $9.497 million.

Total revenues in all quarters of 2018 were relatively steady as the Company focused on integration of newly acquired entities and building a foundation for future growth and expansion. Beginning with Q2 of 2019, the Company experienced significant growth through acquisitions of Agnity (Q2 2019) and Autopro (Q3 2019) and organic growth attributed to new customers. The significant revenue increase in Q3 2019 was due to revenues added through the acquisition of Autopro. This trend continued in Q4 2019 as the integration of recent acquisitions, together with focused and deliberate efforts to further market and sell the AssetCare solution within the Oil & Gas market as well as the delivery of perpetual software licenses. Q1 and Q2 of 2020 saw downward trends in Project Services revenue as a result of Oil & Gas market fluctuations and the impact of COVID-19, however the Company was successful in growing its SaaS based AssetCare revenues.

mCloud	Management’s Discussion and Analysis	14

The loss from continuing operations and loss attributable to Parent Company were relatively steady in all quarters presented in the summary of quarterly results with changes beginning in Q3 2019 onwards. The significant increase in loss from continuing operations and loss attributable to owners of the Company is largely explained by the business acquisition costs incurred to acquire Autopro, increased costs through consolidation of the newly acquired entities - Autopro (2019 Q3), Agnity (2019 Q2), CSA (2020 Q1) and increased sales and marketing, salaries, wages and benefits, and general and administration costs required to maintain the Company’s growth trajectory. Additionally, these losses were further amplified as a result of the costs of raising capital in the equity markets and in Q3 2019, the one-time cost of over

$8.000 million associated with transactions costs related to the acquisition of Autopro.

Non-IFRS Financial Measure: Adjusted EBITDA

The Company defines Adjusted EBITDA attributed to shareholders as net income or loss excluding the impact of finance costs, finance income, foreign exchange gain or loss, current and deferred income taxes, depreciation and amortization, share-based compensation, impairment of long lived assets, gain or loss from disposition of assets, certain salaries, wages and benefits and professional and consulting expenses that management does not consider in its evaluation of operational results specific to non- operational activities, and business acquisition costs and other expenses. It should be noted that Adjusted EBITDA is not defined under IFRS and may not be comparable to similar measures used by other entities.

The Company believes Adjusted EBITDA is a useful measure as it provides information to management about the operating and financial performance of the Company and its ability to generate operating cash flow to fund future working capital needs, as well as to fund future growth. Excluding these items does not imply that they are non-recurring or not useful to investors.

Investors should be cautioned that Adjusted EBITDA attributable to shareholders should not be construed as an alternative to net earnings/(loss) or cash flows as determined under IFRS.

The information below reflects the financial statements of mCloud for the three and six months ended June 30, 2020 compared with three and six months ended June 30, 2019.

To date, in fiscal 2020, the Company has been active in closing two acquisitions and two financings as discussed above. Upon signing binding Letters of Intent to acquire entities the Company commences the immediate integration of the technologies of each entity into AssetCare. Acquisitions, financings, acquired technology integration and new market expansion accounted for many of the expenses as detailed in the tables below.

mCloud	Management’s Discussion and Analysis	15

Net Loss and Adjusted EBITDA - For the Three Months Ended June 30, 2020

	2020	2019 (restated)	$ change	% change
Revenue	$5.010	$2.048	$2.962	145%
Cost of sales	$1.936	$0.643	$1.293	201%
Gross profit	$3.074	$1.406	$1.668	119%
Operating Expenses	$11.841	$5.111	$6.730	132%
Net loss for the period	$(9.353)	$(2.856)	$(6.497)	227%
Add: Current tax expense	$0.079	$0.034	$0.045	132%
Less Deferred income recovery	$(0.812)	$(1.376)	$0.564	(41)%
Less: Other income	(0.980)	—	$(0.980)	(100)%
Add: Depreciation and amortization	$1.547	$0.840	$0.707	84%
Add: Share based compensation	$0.289	$0.239	$0.050	21%
Add: Finance costs	$1.368	$0.123	$1.245	1012%
Less: Finance income	$—	$0.015	$(0.015)	(100)%
Add: Foreign exchange gain (loss)	$(0.020)	$0.179	$(0.199)	(111)%
Add: Business acquisition costs and other expenses	$0.951	$0.176	$0.775	440%
Add: Salaries, wages and benefits (a)	$2.136	$0.710	$1.426	201%
Add: Professional and consulting(a)	$2.011	$1.120	$0.891	80%
Adjusted EBITDA	$(2.784)	$(0.796)	$(1.988)	250%
(a)	Management does not take certain of these expenses into account in its evaluations of regular operation as they are non-operational in nature.

mCloud	Management’s Discussion and Analysis	16

Net Loss and Adjusted EBITDA - For the Six Months Ended June 30, 2020

	2020	2019 (restated)	$ change	% change
Revenue	$11.568	$2.376	$9.192	387%
Cost of sales	$4.432	$0.681	$3.751	551%
Gross profit	$7.136	$1.695	$5.441	321%
Operating Expenses	$23.430	$7.879	$15.551	197%
Net loss for the period	$(17.231)	$(5.189)	$(12.042)	232%
Add: Current tax expense (recovery)	$(0.072)	$0.034	$(0.106)	(312)%
Less: Deferred income recovery	$(0.959)	$(1.376)	$0.417	(30)%
Less: Other income	(0.980)	$—	$(0.980)	(100)%
Add: Depreciation and amortization	$3.181	$0.996	$2.185	219%
Add: Share based compensation	$0.690	$0.545	$0.145	27%
Add: Finance costs	$2.833	$0.170	$2.663	1566%
Less: Finance income	$(0.012)	$(0.165)	$0.153	(93)%
Add: Foreign exchange gain (loss)	$(0.898)	$0.165	$(1.063)	(644)%
Add: Business acquisition costs and other expenses	$1.024	$0.176	$0.848	482%
Add: Salaries, wages and benefits (a)	$4.449	$1.217	$3.232	266%
Add: Professional and consulting (a)	$3.672	$1.692	$1.980	117%
Adjusted EBITDA	$(4.303)	$(1.735)	$(2.568)	148%

Revenue

Three months ended June 30 (in millions $):

	2020	2019 (restated)	$ change	$ change
Revenue	$5,010	$2,048	$2,962	145%

Six months ended June 30 (in millions $):

	2020	2019 (restated)	$ change	$ change
Revenue	$11,568	$2,376	$9,192	387%

The increase in revenue of $2.96 million in the three months ended June 30, 2020 were influenced by the consolidation of Agnity revenues which began in Q2 2019, the acquisition of Autopro, which occurred post Q2 2019, as well as the uptake in organic AssetCare growth. Autopro revenues largely consisted of oil and gas process control systems design implementation and upgrade. Most of the contracts were primarily from long standing Autopro Alberta based customers. Agnity revenues were comprised of perpetual license sales, post-contract service and design and implementation of solutions for its customers primarily located in the USA and Japan. The increases in AssetCare revenues were primarily due to our Oil & Gas customers in Alberta. The Company was successful in carrying out several 3D Advanced Visualization projects as a result of the acquisition of CSA.

mCloud	Management’s Discussion and Analysis	17

The increase in revenue of $9.19 million in the six months ended June 30, 2020 were influenced by the impact of the consolidation of Agnity, as well as the acquisitions of Autopro and CSA. Organic AssetCare growth was healthy in the six months ended June 30, 2020, while an expected decrease in Project Services revenue was seen as a result of COVID-19 social distancing measures, making in-person project services more difficult to carry-out.

The Company operates in one operating segment. For the purpose of segment reporting, the Company’s Chief Executive Officer (CEO) is the Chief Operating Decision Maker. The determination of the Company’s operating segment is based on its organization structure and how the information is reported to CEO on a regular basis. The Company’s revenue is generated from its customers in Canada, the United States of America, Asia-Pacific, Europe (“APAC”), the Middle East and Africa (“EMEA”) and China. All the Company’s assets also reside in North America.

The table below presents significant customers who accounted for greater than 10% of total revenues for the six months ended June 30, 2020 and 2019:

	2020		2019
Customer A	15%		38%
Customer B	14%		n/a
Customer C Less than	10%		19%

Operating Expenses
	Three months ended June 30 (in millions $):
	2020	2019 (restated)	$ change	% change
Salaries, wages and benefits	5.339	1.774	3.565	201%
Sales and marketing	0.532	0.383	0.149	39%
Research and development	0.361	0.197	0.164	83%
General and administration	1.259	0.278	0.981	353%
Total	7.491	2.632	4.859	185%

	Six months ended June 30 (in millions $):
	2020	2019 (restated)	$ change	%change
Salaries, wages and benefits	11.123	3.042	8.081	266%
Sales and marketing	1.078	0.432	0.646	150%
Research and development	0.361	0.246	0.115	47%
General and administration	2.407	0.502	1.905	379%
Total	14.969	4.222	10.747	255%

Operating expenses for the three months ended June 30, 2020 increased by 185% or $4.859 million compared with the three months ended June 30, 2019. There were increased costs associated with the head count required for the ongoing development, marketing and sales of AssetCare. Additionally, a significant impact on the changes noted is a result of the acquisition and consolidation of Autopro, Agnity and CSA overheads. At the same time, management took important measures to ensure elimination of redundancies that arose as a result of acquisitions.

mCloud	Management’s Discussion and Analysis	18

While many of the increases identified are a result of the consolidation of Agnity and acquisition of Autopro and CSA, management continues to grow its internal talent pool as it relates to key positions in the areas of marketing, sales, finance and research and development rather than using external consultants for these roles, thus contributing to this increase.

Operating expenses for the six months ended June 30, 2020 increased by 255% or $10.747 million compared with the six months ended June 30, 2019. The most significant increase noted relates to headcount, salaries, wages and benefits. Compared with the same period in the prior year, the Company’s headcount increased by > 200 with the acquisitions previously discussed. Salaries, wages and benefits represent 96% of revenues in the first six-month of 2020 compared with 128% of revenues in the first six months of 2019, representing a positive trend we expect to continue moving forward.

Sales and marketing for the six months ended June 30, 2020 were 150% greater than the same period in the prior year as a result of specific marketing measures and efforts being taken by the Company. Additionally, General and administration increased 379% for the six months ended June 30, 2020, compared with the six months ended June 30, 2019, primarily as a result of facilities and overhead associated with Autopro and Agnity.

Professional and Consultation Fees (Operating Expense)

	Three months ended June 30 (in millions $):
	2020	2019 (restated)	$ change	% change
Professional and Consulting Fees	2.514	1.400	1.114	80%

	Six months ended June 30 (in millions $):
	2020	2019 (restated)	$ change	% change
Professional and Consulting Fees	4.591	2.115	2.476	117%

Professional and consulting fees increased 80% or $1.114 million during the three months ended June 30, 2020 compared with the three months ended June 30, 2019. These professional services are associated with the general efforts to raise capital, explore current and future acquisition opportunities, legal and accounting fees related to the quarterly reviews, technical accounting and advisory fees, valuation work associated with various acquisitions, controls and process documentation, Supplement filing and up list applications for both the TSX and the NASDAQ. Additionally, certain expenses pertain to the Company’s efforts to expand to International markets, as described in the section “Fiscal Year, Expansion to International Markets” which have driven an increase in consulting fees related to this activity.

Professional and consulting fees increased 117% or $2.476 million during the six months ended compared with the six months ended June 30, 2019, consistent with the increases noted in the three months ended June 30, 2020 compared with the three months ended June 30, 2019.

Share-based Compensation and Depreciation and Amortization (Operating Expense)

Three months ended June 30 (in millions $):
	2020	2019 (restated)	$ change	% change
Share based compensation	0.289	0.239	0.050	21%
Depreciation and amortization	1.547	0.840	0.707	84%

mCloud	Management’s Discussion and Analysis	19

	Six months ended June 30 (in millions $):
	2020	2019 (restated)	$ change	% change
Share based compensation	0.690	0.545	0.145	27%
Depreciation and amortization	3.181	0.996	2.185	219%

Share based compensation

Share based compensation increased to $0.289 million for the three months ended June 30, 2020 (the three months ended June 30, 2019 - $0.239 million) as a result of change in assumptions used in the Black-Scholes option model, and the timing of options granted.

Share based compensation increased to 0.690 million for the six months ended June 30, 2020 (the six months ended June 30, 2019 - $0.545 million) for the same reasons for the changes in the three months ended June 30, 2020 compared with the three months ended June 30, 2019.

Depreciation and amortization

Depreciation and amortization increased to $1.547 million for the three months ended June 30, 2020 (the three months ended June 30, 2019 - $0.840 million) as a result of addition of intangible assets and right of use assets from acquisitions that were amortized, in particular related to the office premises leases for Autopro.

Depreciation and amortization increased to $3.181 million for the six months ended June 30, 2020 (the six months ended June 30, 2019 - $0.996 million) for the same reasons for the changes in the three months ended June 30, 2020 compared with the three months ended June 30, 2019.

Other Loss (Income)

	Three months ended June 30 (in millions $):
	2020	2019 (restated)	$ change	% change
Finance costs	1.368	0.123	1.245	1012%
Finance income	—	0.015	(0.015)	(100) %
Foreign exchange gain	(0.020)	0.179	(0.199)	(111) %
Business acquisition costs and other expenses	0.951	0.176	0.775	440%
Other income	(0.980)	—	(0.980)	(100) %
Total	1.319	0.493	0.826	168%

	Six months ended June 30 (in millions $):
	2020	2019 (restated)	$ change	% change
Finance costs	2.833	0.170	2.663	1566%
Finance income	(0.012)	(0.165)	0.153 (93) %
Foreign exchange gain	(0.898)	0.165	(1.063)	(644) %
Business acquisition costs and other expenses	1.024	0.176	0.848	— %
Other income	(0.980)	—	(0.980)	(100) %
Total	1.967	0.346	1.621	468%

The Company was active in raising financing for working capital needs through convertible debenture offering, taking on term loan and adding on loans through business combinations. Finance costs in the three and six months ended June 30, 2020 increased significantly as these instruments are interest- bearing and carrying amount of debts was significant in comparison with the same periods of the comparative year.

mCloud	Management’s Discussion and Analysis	20

Finance income in the three and six months ended June 30, 2019 relates to royalty income from Agnity as a result of acquisition of the Royalty Purchase agreement the Company from Flow Capital. Since the acquisition of Agnity effected on April 22, 2020, these royalty income were eliminated upon consolidation.

During the three months ended June 30, 2019, the Canadian dollar strengthened against the US dollar resulting in foreign exchange loss, while the Canadian dollar exchange rate remained relatively consistent throughout the three months ended June 30, 2020. During the six months ended June 30, 2019, the Canadian dollar strengthened against the US dollar, while the Canadian dollar weakened against the US dollar during the six months ended June 30, 2020.

The business acquisition costs increased during the three and six months ended June 30, 2020 as compared to the three and six months ended June 30, 2019 due to the acquisition of CSA on January 22, 2020 and some costs incurred related to kanepi acquisition.

Other income during the three and six months ended June 30, 2020 relates to the wage subsidies and benefits from low interest loans received from the US and Canadian goverments to help the Company alleviate the impact of the COVID-19 pandemic on its business.

Current and Deferred Income Taxes

Three months ended June 30 (in millions $):

	2020	2019 (restated)	$ change	% change
Current tax expense	(0.079)	(0.034)	(0.045)	132%
Deferred tax recovery	0.812	1.376	(0.564)	(41)%

Six months ended June 30 (in millions $):

	2020	2019 (restated)	$ change	% change
Current tax recovery (expense)	0.072	(0.034)	0.106	(312)%
Deferred tax recovery	0.959	1.376	(0.417)	(30)%

Current tax expense increased by $0.045 million or 132% from $(0.034) million in the three months ended June 30, 2019 to $(0.079) million in the three months ended June 30, 2020. The increase is primarily due to the reversal of current tax recoveries that were previously recognized in respect of Autopro in the three months ended March 31, 2020, based on estimates of the portion of Autopro’s tax losses that may be carried back to and applied against previous taxable income. The resulting current tax expense has been largely offset by an increase in deferred tax recoveries related to the carryforward of these tax losses to future taxation years. This current tax expense was also partially offset by current tax recoveries recognized in respect of CSA, which was acquired in first quarter of 2020, to offset previous estimates of current tax expense for the three months ended March 31, 2020.

Deferred tax recovery decreased by $(0.564) million or (41)% from $1.376 million in the three months ended June 30, 2019 to $0.812 million in the three months ended June 30, 2020. During the three months ended June 30, 2019, the Company had recognized a deferred tax recovery of $1.3 million relating to deferred tax assets recognized through profit and loss to offset deferred tax liabilities recognized in equity on the issuance of its convertible debentures; no tax recoveries of this nature were recognized in the three months ended June 30, 2020. This was partially offset by the recognition of deferred tax recoveries of in the three months ended June 30, 2020, largely related to the amortization of intangible assets from the acquisition of Autopro and Agnity which were acquired in the first and second half of 2019, respectively, as well as deferred tax recoveries resulting from the reversal of deferred tax expense previously recognized in the three months ended March 31, 2020 in respect of CSA, which was acquired in first quarter of 2020.

mCloud	Management’s Discussion and Analysis	21

Current tax expense increased by $0.106 million or 312% from a recovery of $(0.034) million in the six months ended June 30, 2019 to an expense of $0.072 million in the six months ended June 30, 2020. The increase is primarily due to refunds Autopro is expected to receive on taxable losses it recognized during the period.

Deferred tax recovery decreased by $(0.417) million or (30)% from $1.376 million in the six months ended June 30, 2019 to $0.959 million in the six months ended June 30, 2020. During the six months ended June 30, 2019, the Company had recognized a deferred tax recovery of $1.3 million relating to deferred tax assets recognized through profit and loss in order to offset deferred tax liabilities recognized in equity on the issuance of its convertible debentures; no tax recoveries of this nature were recognized in the six months ended June 30, 2020. This was partially offset by the recognition of deferred tax recoveries in the six months ended June 30, 2020, largely related to the amortization of intangible assets from the acquisitions of Agnity and Autopro, which were acquired in the first and second half of 2019, respectively, as well as the recognition of previously unrecognized deferred tax assets of mCloud Technologies (USA) Inc. to offset deferred tax liabilities arising on acquisition of CSA in the first quarter of 2020.

Related Party Transactions

The related party transactions are in the normal course of operations and have been valued in these consolidated interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company defines key management personnel as being the directors and key officers.

For the three and six months ended June 30, 2020 and 2019, the compensation awarded to key management personnel is as follows:

Salaries, fees and short-term benefits Share-based compensation	Three Months Ended June 30, 2020 2019		Six months ended June 30, 2020 2019
	$0.443	$0.320	$0.868	$0.695
	$0.184	$0.061	$0.365	$0.150
	$0.627	$0.382	$1.232	$0.846

Due from related party

At June 30, 2020, the Company had a $0.032 million (December 31, 2019 - nil) of receivable, non-interest bearing, with a shareholder of the Company.

Due to related party

At June 30, 2020, the Company had $0.838 million (December 31, 2019 - $0.799 million) due to an entity controlled by the principal owner of Agnity for purchase of assets. The amount is unsecured, non-interest bearing and due on demand. This amount was included in the net identifiable assets (liabilities) of Agnity.

Related party transactions

On May 15, 2019, the Company, through its wholly owned subsidiary, mCloud Technologies (Canada) Inc., executed a Master Services and Development Agreement (“MSDA”) with a related party entity sharing a common key management personnel. The related party entity was engaged to assist in the development of temperature and occupancy sensors specific to the Company’s needs. During the three and six months ended June 30, 2020, the Company recognized $0.130 million and nil, respectively, (three and six months ended June 30, 2019 - nil and nil) in capitalized research and development expenses relating to the MSDA. There were no outstanding payable balances in connection with the MSDA as at June 30, 2020.

mCloud	Management’s Discussion and Analysis	22

The Company engaged an entity partially owned by the principal owner of Agnity to perform consulting services in the amount of $0.618 million and $1.229 million in three and six months ended June 30, 2020, respectively (three and six months ended June 30, 2019 - $0.457 million). At June 30, 2020, the Company had $1.334 million (December 31, 2019 - $1.533 million) due to the entity, the balance is included in trade payables and accrued liabilities balance.

CAPITAL RESOURCES, LIQUIDITY AND FINANCIAL INSTRUMENTS

Capital Resources

As at June 30, 2020, the Company had cash of $1.175 million compared with $0.529 million as at December 31, 2019. Subsequent to the six-months ended June 30, 2020, as previously discussed, the Company was successful in closing its public offering of 3,150,686 units of the Company, including the over-allotment option, at a price of $3.65 per Unit, for gross aggregate proceeds of $11.500 million.

The Company’s ability to fund current and future operations is dependent on it being able to generate sources of cash through positive cash flows from operations, equity and/or debt financing.

Based on its current business plan and the impacts of COVID-19 the Company has identified near-term capital needs. The Company’s near-term cash requirements relate primarily to operations, working capital and general corporate purposes, including the payment for the acquisition of kanepi. The Company updates its forecast regularly and considers additional financial resources as appropriate.

The Company is actively working to become dually listed on the NASDAQ exchange. In addition, the Company has created aggressive marketing and sales plans and increased headcount related to sales and business development, which is expected to result in an increase in revenue and cash flow. To date, the Company received wage subsidies totaling $657,966 and low interest loans totaling $1,131,859 from the US and Canadian government to help alleviate the negative impact of the COVID-19 outbreak to its business. The wage subsidies were recognized in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, and was recorded as other income in the consolidated statement of loss and comprehensive loss.

As at June 30, 2020, the Company has a $7.320 million working capital deficiency, as a result of significant cash outflows in operating and investing activities.

Summary of Statement of Cash Flow

	June 30, 2020	June 30, 2019
Cash provided by (used) in:
Operating activities	$ (13.768)	$ (5.919)
Investing activities	(1.420)	(0.279)
Financing activities	15.820	19.458
Increase (decrease) in cash, before effect of exchange rate fluctuation	$ 0.632	$ 13.260

mCloud	Management’s Discussion and Analysis	23

Operating Activities

The Company’s “cash used” in operating activities for the six period ended June 30, 2020 was $13.768 million and $5.919 million for the six months period ended June 30, 2019. The uses of cash remain primarily due to operations and increased spending to grow the Company and expand its presence in the market. As a result of COVID-19, the Company has also seen a slowdown in the collection of accounts receivable.

Investing Activities

Cash used by investing activities was at $1.420 million for the six months ended June 30, 2020, as compared to cash provided by investing activities of $0.279 million for the six months period ended June 30, 2019, respectively, and relate to acquisition expenditures related to CSA and AirFusion.

Financing Activities

The Company had a net cash received of $15.820 million in cash for the six months period ending June 30, 2020 compared to net cash received of $19.458 million in the six months period ended June 30, 2019. The change relates primarily to the net proceeds from the Special Warrant financing, off-set by the repayment of loans, and proceeds of loans, net issuance costs.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, external financing or key management to provide sufficient liquidity to meet budgeted operating requirements.

To the extent that the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. As a junior technology company, up front investments are high, with any returns on capital expected in the future. The Company has sustained losses in recent years and its ability to continue as a going concern is dependent on the Company's ability to generate future profitable operations and cash flows and/or obtain additional financing.

While the Company has been successful in raising capital in the past, and management has a high degree of confidence that this trend of capital raising will continue there is no assurance that it will be successful in closing further financings in the future. These interim financial statements do not give effect to any adjustments to the carrying value of recorded assets and liabilities, revenue and expenses, the statement of financial position classifications used and disclosures that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Financing of future investment opportunities could be limited by current and future economic conditions, the covenants in our existing credit agreements and requirements imposed by regulators. As at June 30, 2020, the financial covenants were waived by the lenders.

Commitments and Contingencies

The Company may be subject to a variety of claims and suits that arise from time to time in the ordinary course of business. Although management currently believes that resolving claims against the Company, individually or in aggregate, will not have a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. To date, there are no claims or suits outstanding against the Company.

mCloud	Management’s Discussion and Analysis	24

There are no current plans or commitments for material capital expenditures. The Company is committed to the payment for it’s acquisition of kanepi upon final approval of the transaction by the Australian Government. The timing of this is uncertain.

Fair Values

The carrying values of cash and cash equivalents, trades and other receivables, bank indebtedness, trade payables and accrued liabilities, business acquisition payable, and due to and from related parties approximate their fair values due to the immediate or short-term nature of these instruments. The fair values of derivative asset, long-term receivables, loans and borrowings and convertible debentures approximate their carrying values as they were either recently issued by the Company or fair valued as part of the acquisition purchase price allocations. There has been no significant change in credit and market interest rates since the date of their issuance.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Risk Management

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies while retaining ultimate responsibility for them. The Company is exposed to a variety of financial risks by virtue of its activities: market risk, credit risk, interest rate risk and liquidity risk. The Company’s overall risk management program has not changed throughout the year and focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the leadership team in each of their respective areas of responsibility under policies approved by the Board of Directors.

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company is mainly exposed to credit risk from credit sales. Management of the Company monitors the credit worthiness of its customers by performing background checks on all new customers focusing on publicity, reputation in the market and relationships with customers and other vendors. Further, management monitors the frequency of payments from ongoing customers and performs frequent reviews of outstanding balances. The Company considers that there has been a significant increase in credit risk when contractual payments are more than 90 days past due.

Provisions for outstanding balances are set based on forward looking information and revised when there is a change in the circumstances of a customer that would result in financial difficulties as indicated through a change in credit quality or industry factors and create doubt over the receipt of funds. Such reviews of a customer’s circumstances are done on a continued basis through the monitoring of outstanding balances as well as the frequency of payments received. An accounts receivable is completely written off once management determines the probability of collection to be not present.

The Company applies IFRS 9 simplified approach to measuring expected credit losses which uses the lifetime expected credit loss allowance for all trade and other receivables, unbilled revenue and long- term receivables. To measure the expected credit losses, trade receivables and other receivables, unbilled revenue and long-term receivables have been grouped based on similar credit risk profiles and the days past due. Unbilled revenue has lower risk profile as the trade receivables for the same type of contracts and therefore expected credit losses is estimated based on specific facts and circumstances at each reporting date. The Company has therefore concluded that the expected loss rates for the trade receivables are a reasonable approximation of the loss rates for unbilled revenue. The expected loss rates are based on payment profiles over period of time and the corresponding historical credit losses experienced over this same period. The Company also records specific credit loss allowance based on facts and circumstances on specific customers when indicator of loss is identified. The historical loss rates are adjusted to reflect relevant factors affecting the ability of the customer to settle the receivables.

mCloud	Management’s Discussion and Analysis	25

As at June 30, 2020, the loss allowance was $0.313 million (December 31, 2019 - $0.383 million). The entirety of the loss allowance relates to provision for bad debt on trade and other receivables and long- term receivables.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk with respect to its cash and cash equivalent; however, the risk is minimal because of their short-term maturity. All of the Company’s interest-bearing debt instruments have fixed interest rates and are not subject to interest rate cash flow risk.

Foreign Currency Risk

Foreign currency risk is defined as the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains financial instruments and enters into transactions denominated in foreign currencies, principally in USD, which exposes the Company to fluctuating balances and cash flows due to various in foreign exchange rates.

At June 30, 2019, the CAD equivalent carrying amount of the Company’s USD denominated monetary assets and liabilities was $5,461,772 ($4,574,783 as at December 31, 2019) and $7,617,796 ($3,798,018 as at December 31, 2019), respectively.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

During the first half of 2020, there are no changes, other than the continued improvements noted below, on addressing material weaknesses disclosed in our most recent annual financial statements, that were made in our internal control over financial reporting that have had a material impact, or are reasonably likely to materially affect, our internal controls over financial reporting.

Remediation of Material Weakness

Control deficiencies were detected as part of the preparation of filing the Company’s September 30, 2019 restated financial statements. These deficiencies resulted in the restatement of the previously filed September 30, 2019 Interim Financial Statements, and was deemed to be a material weakness over internal controls over financial reporting. The Company has taken and continues to take the following remediation steps:

a.	Engagement of an external firm to assist with the review, documentation and implementation of controls in accordance with the COSO framework.
b.	Enhancing the skills, expertise and manpower of the accounting and financial reporting team
c.	Implementation of sophisticated software for consolidations, financial statement and MDA preparation
d.	Engaged valuation experts for all purchase price accounting
e.	Implementation of segregation of duties and multi-layer approvals for accounting transactions
f.	Engaging subject matters experts in the accounting analysis and presentation of material transactions.
mCloud	Management’s Discussion and Analysis	26

Over the course of the second quarter, the Company has applied the remediation efforts noted above and has continued plans for the second half of the year to ensure that progress towards remediation of material weaknesses continue throughout the remainder of the year.

Changes in Accounting Policies

Conceptual Framework

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting which assists entities in developing accounting policies when no IFRS Standard applies to a particular transaction and helps stakeholders to more fully understand the standards. The revised conceptual framework includes the following clarifications and updates: (a) a new chapter on measurement; (b) guidance on reporting financial performance; (c) improved definitions and guidance, particularly for the definition of a liability; and, (d) clarifications on important items such as the role of stewardship, prudence and measurement uncertainty in financial reporting. The revised conceptual framework is effective for annual reporting periods beginning on or after January 1, 2020 and is applicable to the Company starting January 1, 2020. The adoption of this new standard has not had any impact on the amounts recognized in the Company's interim financial statements.

Definition of Material

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 and 8) to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective for annual reporting periods beginning on or after January 1, 2020 and are applicable to the Company starting January 1, 2020. The adoption of this new standard has not had any impact on the amounts recognized in the Company's interim financial statements.

Amendments to IFRS 3 Business Combination

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3 Business Combination) which: (a) clarifies that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs; (b) narrows the definition of a business and of outputs by focusing on goods and services provided to customers; and (c) removes certain assessments and adds guidance and illustrative examples. The amendment is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. The Company adopted the standard effective January 1, 2020 and has applied it to the transactions completed during the period ended June 30, 2020.

Critical Accounting Estimates

Use of Judgements, Estimates and Assumptions

The preparation of these interim financial statements in accordance with IAS 34 requires management to use judgement and make estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities at the date of the interim financial statements, and the reported amounts of revenue and expenses during the reporting periods. The judgements, estimates and associated assumptions are based on historical experience and other factors that management considers to be relevant and are subject to uncertainty. Judgements, estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results could differ from these estimates due to changes in interest rates, foreign exchange rates, inflation, and economic conditions.

mCloud	Management’s Discussion and Analysis	27

The areas of significant judgement and estimation were identified in the Company’s annual financial statements for the year ended December 31, 2019, except for judgements pertaining to the adoption of new accounting policies effective on January 1, 2020 as disclosed in note 3 of the unaudited condensed consolidated interim financial statements as of June 30, 2020.

OUTSTANDING SHARE DATA

As at the date of this report, the following securities were outstanding:

Shares issued and outstanding	24,819,544
Share purchase warrants	5,905,066
Stock options	894,867
Restricted stock units	379,733

mCloud	Management’s Discussion and Analysis	28

FORWARD-LOOKING INFORMATION

This MD&A contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein and therein may include, but is not limited to, information relating to:

•	the expansion of the Company's business to new geographic areas, including China, Southeast Asia, Continental Europe and the Middle East;
•	the performance of the Company's business and operations;
•	the intention to grow the business and operations of the Company;
•	expectations with respect to the advancement of the Company's products and services, including the underlying technology;
•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Company's existing customer base;
•	the acceptance by customers and the marketplace of the Company's products and solutions;
•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Company's products;
•	the ability to successfully leverage current and future strategic partnerships and alliances;
•	the anticipated trends and challenges in the Company's business and the markets and jurisdictions in which the Company operates;
•	the ability to obtain capital;
•	the competitive and business strategies of the Company;
•	sufficiency of capital; and
•	general economic, financial market, regulatory and political conditions in which the Company operates.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 31 to 44 of the Company's annual information form dated June 24, 2020. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

mCloud	Management’s Discussion and Analysis	29

In connection with the forward-looking information and forward-looking statements contained in this MD&A, the Company has made certain assumptions, including, but not limited to:

•	the Company will be able to successfully consolidate acquired businesses with the Company's existing operations;
•	the Company will be able to incorporate acquired technologies into its AssetCare platform;
•	the Company will be able to realize synergies with acquired businesses;
•	the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition;
•	the Company will continue to be in compliance with regulatory requirements;
•	the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business;
•	development activities and wide-spread acceptance of the use of AI;
•	no significant changes to our effective tax rate, recurring revenue, and number of shares outstanding;
•	key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and
•	general economic conditions and global events including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this MD&A are made as of the date of this MD&A. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

mCloud	Management’s Discussion and Analysis	30